Exhibit 21.1

Significant Subsidiaries of the Registrant

1.	Diamondback E&P LLC, a Delaware limited liability company

2.	Viper Energy Partners LLC, a Delaware limited liability company

3.	QEP Resources, Inc., a Delaware corporation

4.	QEP Energy Company, a Delaware corporation